

Mail Stop 3561

July 27, 2016

<u>Via E-mail</u>
Feize Zhang
Chairman
China Shouguan Mining Corporation
Suite 2606, Great China International Exchange Square
No.1, Fuhua Road
Futian District, Shenzhen
People's Republic of China

> **Re: China Shouguan Mining Corporation**
> **Preliminary Proxy on Schedule 14A**
> **Filed July 6, 2016**
> **File No. 000-54432**

Dear Mr. Zhang:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. On November 5, 2015, we issued a comment letter concerning your Form 10-K for the year ended December 31, 2014 filed on April 14, 2015. On December 23, 2015, we issued a follow up letter asking you to respond to our November 5, 2015 comment letter, and on February 17, 2016, we issued a letter indicating that we were terminating our review. While you filed a response letter on March 23, 2016, indicating in response to comment 2 that your auditor's consent was filed with the Form 10-K amendment filed on March 10, 2016, we are unable to locate the auditor's consent. Please provide a complete, substantive response to that comment letter, making sure that you file the requested auditor's consent.

Feize Zhang
China Shouguan Mining Corporation
July 27, 2016
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Frank J. Hariton, Esq.